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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tipperary Corporation

(Name of Issuer)

Common Shares, $0.02 par value per share

(Title of Class of Securities)

888002300

(CUSIP Number)

Wesley Jon Glanville
Company Secretary
c/o Santos International Holdings Pty Ltd
A.B.N. 57 057 585 869
Santos House
91 King William Street
Adelaide, South Australia 5000
Australia
011 618 8218 5111

Copies to:

Ralph K. Miller, Jr.
Chamberlain, Hrdlicka, White, Williams & Martin
1200 Smith Street, Suite 1400, Houston, Texas 77002
713.658.1818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Name of Reporting Person: Santos International Holdings Pty Ltd.		I.R.S. Identification Nos. of above persons (entities only): A.B.N. 57 057 585 869

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of: Australian Capital Territory, Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 Shares

		8.	Shared Voting Power: 25,707,530 Shares (1)(2)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 24,238,844 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,707,530 shares (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.8%

14.	Type of Reporting Person (See Instructions): CO

(1)	Includes ownership of two warrants to purchase a combined 1,700,000 shares of common stock of the Issuer.
(2)	Includes 1,468,686 shares of common stock of the Issuer beneficially owned by David L. Bradshaw, Kenneth L. Ancell, Marshall D. Lees, Jeff T. Obourn and Joseph B. Feiten that are subject to a voting agreement dated July 13, 2005; 144,286 shares are currently held of record by such persons, with the remaining 1,324,400 shares being held by such persons in the form of options or warrants exercisable within 60 days.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.

1.	Name of Reporting Person: Santos Acquisition Co.		I.R.S. Identification Nos. of above persons (entities only): 20-3079599

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 Shares

		8.	Shared Voting Power: 25,707,530 shares (1)(2)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 24,238,844 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,707,530 shares (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.8%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Includes ownership of two warrants to purchase a combined 1,700,000 shares of common stock of the Issuer.
(2)	Includes 1,468,686 shares of common stock of the Issuer beneficially owned by David L. Bradshaw, Kenneth L. Ancell, Marshall D. Lees, Jeff T. Obourn and Joseph B. Feiten that are subject to a voting agreement dated July 13, 2005; 144,286 shares are currently held of record by such persons, with the remaining 1,324,400 shares being held by such persons in the form of options or warrants exercisable within 60 days.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.

1.	Name of Reporting Person: Santos Limited		I.R.S. Identification Nos. of above persons (entities only): A.B.N. 80 007 550 923

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: South Australia, Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 Shares

		8.	Shared Voting Power: 25,707,530 shares (1)(2)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 24,238,844 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,707,530 shares (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.8%(2)

14.	Type of Reporting Person (See Instructions): HC

(1)	Includes ownership of two warrants to purchase a combined 1,700,000 shares of common stock of the Issuer.

(2)	Includes 1,468,686 shares of common stock of the Issuer beneficially owned by David L. Bradshaw, Kenneth L. Ancell, Marshall D. Lees, Jeff T. Obourn and Joseph B. Feiten that are subject to a voting agreement dated July 13, 2005; 144,286 shares are currently held of record by such persons, with the remaining 1,324,400 shares being held by such persons in the form of options or warrants exercisable within 60 days.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 amends the Statement on Schedule 13D originally filed on July 11, 2005, as amended by Amendment No. 1 filed on July 15, 2005, by Santos Acquisition Co., a Texas corporation (“Santos Texas”), Santos International Holdings Pty Ltd., a company incorporated in the Australian Capital Territory (“Santos International”), and Santos Limited, a company incorporated in South Australia (“Santos Limited”) (together “Santos” or the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 11, 2005, a copy of which was filed as Exhibit 1 to Schedule 13D, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Rule 13(d)(1)(k) of the rules and regulations under the Exchange Act.
     All capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
     The following paragraph is hereby inserted in place of Item 3 in the Schedule 13D:
     The aggregate purchase price for the Common Stock and other securities and interests purchased under the Amended IPA (defined below) is approximately $222,710,273, paid entirely in cash. Santos financed the acquisition of the Common Stock and other securities purchased under the Amended IPA (defined below) from internal resources. Santos procured a release of the Slough Parties (defined below) from their guarantees of certain indebtedness of the Issuer simultaneously with the closing of the transactions under the Amended IPA by delivering the guarantee of Santos Limited in replacement of the guarantees previously furnished by the Slough Parties.
Item 4. Purpose of Transactions
     The following paragraph is hereby inserted in place of Item 4 in the Schedule 13D:
     On July 1, 2005, Santos International, Santos Texas and the Issuer entered into an Agreement and Plan of Merger, dated as of July 1, 2005 (the “Original Merger Agreement”). Pursuant to the Original Merger Agreement, on the terms and subject to the conditions set forth therein and subject to shareholder approval, Santos Texas will be merged with and into the Issuer, which will survive the merger (the “Original Merger”) as a wholly-owned subsidiary of Santos International. Under the Original Merger Agreement, upon consummation of the Original Merger, each outstanding share of Common Stock (other than shares of Common Stock owned by the Reporting Persons) would have been converted into $7.41 in cash.
     Simultaneously with, and as a condition to, the execution of the Original Merger Agreement, Santos International and Slough Estates plc, a United Kingdom public limited company (“Slough”), entered into an Interest Purchase Agreement, dated as of July 1, 2005 (the “IPA”), providing for, among other things, the sale to Santos International by Slough of all of the debt and equity interests held by Slough, Slough Estates USA Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Slough (“Slough USA”), and Slough Trading Estates Limited, a United Kingdom limited company and a wholly-owned subsidiary of Slough (“STEL”) (collectively, Slough, Slough USA and STEL are referred to as the “Slough Parties”), in the Issuer and its subsidiaries, and the procurement of a release of the Slough Parties from their guarantees of certain indebtedness of the Issuer simultaneously with the closing of the merger contemplated under the Original Merger Agreement.
     On July 4, 2005, Slough and Santos International amended and restated the IPA (the “Amended IPA”), to provide for an earlier sale by the Slough Parties of all of their shares of Common Stock held by Slough USA, in addition to all of the debt and equity interests of the Issuer and its subsidiaries held by the Slough Parties, to Santos International on the terms and subject to the conditions set forth in the Amended IPA. The purchase price for such shares of Common Stock was $7.39 per share. The Amended IPA also provided for the procurement by Santos of a release of the Slough Parties from their guarantees of certain indebtedness of the Issuer simultaneously with the closing of the transactions contemplated under the Amended IPA. The sale under the Amended IPA closed on July 13, 2005.
     Contemporaneously with, and as a condition to, the execution of the Amended IPA, the Issuer, Santos International and Santos Texas entered into an Amended and Restated Agreement and Plan of Merger, dated July 4, 2005 (the “Amended Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the Amended Merger Agreement and subject to shareholder approval, Santos Texas will be merged with and into the Issuer, which will survive the merger (“Amended Merger”) as a wholly owned subsidiary of Santos International. Under the Amended Merger Agreement, upon consummation of the Amended Merger, each outstanding share of Common Stock (other than shares of Common Stock owned by the Reporting Persons) will be converted into

$7.43 in cash. The Amended Merger Agreement also provides, among other things, that following the close of the purchase of the Common Stock held by Slough USA pursuant to the Amended IPA, Santos International has the right to appoint a majority of the board of directors of the Issuer.
     On July 13, 2005, Slough and Santos International consummated the transactions contemplated by the Amended IPA, which included the purchase by Santos International of the Common Stock and warrants to purchase an aggregate 1,700,000 shares of Common Stock held by Slough USA. On July 13, 2005, Marshall D. Lees and Douglas Kramer both resigned from the Board of Directors of the Issuer. The Issuer’s Board of Directors accepted such resignations and appointed John C. Ellice-Flint and Kathleen A. Hogenson to the Board of the Issuer to fill such vacancies created by the resignations on July 13, 2005. The Issuer’s Board of Directors also appointed Benjamin H. Bates, Peter C. Wasow, Andrew L. Winter and Jonathon T. Young to the Board, effective upon the Issuer’s compliance with SEC Rule 14f-1. Each of such new directors is an officer, director or other employee of Santos International or its affiliates. As of July 26, 2005, the Issuer has complied with Rule 14f-1 and officers, directors or other employees of Santos International or its affiliates constitute a majority of the members of the Issuer’s Board of Directors.
     On July 13, 2005, Santos International and David L. Bradshaw, Kenneth L. Ancell, Marshall D. Lees, Jeff T. Obourn and Joseph B. Feiten (the “Supporting Shareholders”) entered into a Voting Agreement (the “Voting Agreement”), pursuant to which each of the Supporting Shareholders has agreed to appoint Santos International and each of its executive officers such Supporting Shareholder’s attorneys, agents and proxies and to vote: (a) in favor of the approval and adoption of the Amended Merger Agreement, the Amended Merger and any actions required in furtherance of thereof; (b) against any proposal to that would be reasonably likely to prevent the consummation of the Amended Merger or to result in the breach by the Issuer of the Amended Merger Agreement; (c) against (i) any significant corporate transaction other than the Amended Merger, (ii) any Acquisition Proposal, other than the Amended Merger, or (iii) any action that could materially impede, interfere with, delay postpone or adversely affect the consummation of the Amended Merger or the transactions contemplated by the Amended Merger Agreement or the Voting Agreement; (d) against any change in the composition of the Board of Directors of the Issuer, other than as contemplated by the Amended Merger Agreement; and (e) against any amendment to the Articles of Incorporation of the Issuer or the Bylaws of the Issuer. The Voting Agreement was filed as Exhibit 2 to Amendment No. 1 to Schedule 13D and is incorporated by reference herein. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibit.
     Each of the Amended Merger Agreement and the Amended IPA was filed as Exhibit 3 and Exhibit 4, respectively, to Schedule 13D and is incorporated therein by reference. The foregoing description of the Amended IPA does not purport to be complete and is qualified in its entirety by reference to such Exhibit. The foregoing description of the Amended Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibit.
     It is expected that, as a result of and in connection with the consummation of the transactions set forth in the Amended Merger Agreement, the Common Stock will no longer be eligible to be listed on the American Stock Exchange and will be eligible to be deregistered under the Exchange Act of 1934, as amended, pursuant to Section 12(g)(4) thereof, and that the Common Stock will in fact be so removed from the American Stock Exchange and deregistered.
Item 5. Interest in Securities of the Issuer
     The following paragraph is hereby inserted in place of Item 5 in the Schedule 13D:
(A) AND (B) Santos is the beneficial owner of an aggregate 25,707,530 shares of Common Stock, or approximately 57.8% of the Common Stock that, the Issuer has advised Santos, are currently outstanding. These 25,707,530 shares of Common Stock are comprised of (a) 22,538,844 shares formerly held of record by Slough USA, (b) two warrants to acquire an aggregate 1,700,000 shares formerly held of record by Slough USA, each of which Santos International has acquired pursuant to, and subject to the terms and conditions of, the Amended IPA, and (c) 1,468,686 shares beneficially owned by David L. Bradshaw, Kenneth L. Ancell, Marshall D. Lees, Jeff T. Obourn and Joseph B. Feiten that are subject to the Voting Agreement dated July 13, 2005; 144,286 shares are currently held of record by such persons, with the remaining 1,324,400 shares being held by such persons in the form of options or warrants exercisable within 60 days. Santos has sole voting and dispositive power with respect to the shares described in (a) and (b) and shared voting power with respect to the shares described in (c).
(C) Other than as described herein, no transactions in the shares of Common Stock were effected during the past 60 days by Santos Limited or any of its subsidiaries. To the best knowledge of Santos, no other person named in Item 2 of this Statement effected any transaction in the Shares during the past 60 days.

(D) To the best knowledge of Santos, no person other than Slough USA had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5, except as described in Item 4.
(E) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     See Item 4.
Item 7. Material to Be Filed as Exhibits
     The following documents are filed as exhibits:
1.	Joint Filing Agreement, dated July 11, 2005 (incorporated by reference from Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission on July 11, 2005 (File No. 005-12904)).

2.	Voting Agreement, dated July 13, 2005 (incorporated by reference from Exhibit 2 to Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on July 15, 2005 (File No. 005-12904)).

3.	Amended and Restated Agreement and Plan of Merger, dated July 4, 2005 (incorporated by reference from Exhibit 2 to Schedule 13D filed with the Securities and Exchange Commission on July 11, 2005 (File No. 005-12904)).

4.	Amended and Restated Interest Purchase Agreement, dated July 4, 2005 (incorporated by reference from Exhibit 3 to Schedule 13D filed with the Securities and Exchange Commission on July 11, 2005 (File No. 005-12904)).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
Date: July 29, 2005

SANTOS INTERNATIONAL HOLDINGS PTY LTD

By:	/s/ Wesley Jon Glanville

Wesley Jon Glanville

Company Secretary

SANTOS ACQUISITION CO.

By:	/s/ Wesley Jon Glanville

Wesley Jon Glanville

Vice President

SANTOS LIMITED

By:	/s/ Wesley Jon Glanville

Wesley Jon Glanville

Company Secretary